NO ACT

PE
2-5-2010



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10010590

February 12, 2010

Gregory K. Palm
Executive Vice President
and General Counsel
The Goldman Sachs Group, Inc.
One New York Plaza
New York, NY 10004


Received SEC
Feb 1 2 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-12-2010

Re: The Goldman Sachs Group, Inc.

Dear Mr. Palm:

This is in regard to your letter dated February 5, 2010 concerning the shareholder proposal submitted by Christian Brothers Investment Services, Inc. and The Needmor Fund for inclusion in Goldman Sachs' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Goldman Sachs will include the proponents' revised proposal in its proxy materials, and that Goldman Sachs therefore withdraws its January 11, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Julie Tanner
Assistant Director of Socially Responsible Investing
90 Park Avenue – 29th floor
New York, NY 10016-1301

Daniel Stranahan
Chair – Finance Committee
The Needmor Fund
42 South St. Clair Street
Toledo, OH 43604-8736

The Goldman Sachs Group, Inc. | One New York Plaza | New York, New York 10004
Tel: 212-902-4762 | Fax: 212-482-3966

Gregory K. Palm
Executive Vice President
and General Counsel

Goldman Sachs

February 5, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Withdrawal of Request to Omit Shareholder Proposal of Christian Brothers Investment Services, Inc. and Co-Filer

Ladies and Gentlemen:

The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), received a shareholder proposal (including its supporting statement, the "CBIS Proposal") for inclusion in the proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (together, the "2010 Proxy Materials") from Christian Brothers Investment Services, Inc., as primary proponent, and The Needmor Fund as a co-filer of the Proposal, relating to the independence of the Chair of the Company's Board of Directors.

On January 11, 2010, the Company filed a no-action letter request ("No-Action Letter Request") with the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") requesting that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excluded the CBIS Proposal from the 2010 Proxy Materials in reliance on Rule 14a-8(i)(6).

On February 2, 2010, the shareholder proponent submitted a revised proposal to the Company that addressed the concerns raised by the Company in its No-Action Letter Request. The proponent's submission, including the revised proposal, is attached as Exhibit A. As a result of the revisions that the shareholder proponent made to the CBIS Proposal, the Company has agreed to include the revised proposal in the 2010 Proxy Materials. Accordingly, the Company respectfully withdraws its No-Action Letter Request and asks that the Staff give no further consideration to this matter.

Please note that on January 11, 2010, the Company filed with the Staff a separate no-action letter request relating to another proposal on the same subject matter submitted by ProxyVote Plus, LLC on behalf of the United Association S&P 500 Index Fund (the "UA Proposal"). That no-action letter request, which seeks exclusion of the UA Proposal as duplicative of the CBIS Proposal under Rule 14a-8(i)(11), is not being withdrawn by the Company and the Company continues to believe that the UA Proposal may be excludable under Rule 14a-8(i)(11).

This letter, including Exhibit A, is being submitted electronically to the Staff at shareholderproposals@sec.gov. A copy of this letter is being sent simultaneously to the primary proponent, the co-filer and Walden Asset Management (at the request of the co-filer) as notification of the Company's withdrawal of the No-Action Letter Request. A copy of this letter is also being sent simultaneously to the shareholder proponent of the UA Proposal.

Should you have any questions or if you would like any additional information regarding the foregoing, please contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,



Gregory K. Palm

Attachment

cc: Julie Tanner, the Christian Brothers Investment Services, Inc. (w/ attachment)
Daniel Stranahan, The Needmor Fund (w/ attachment)
Timothy Smith, Walden Asset Management (w/ attachment)
Sean O'Ryan, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada c/o the United Association S&P 500 Index Fund (w/ attachment)

Exhibit A

From: Tanner, Julie [jtanner@cbisonline.com]

Sent: Tuesday, February 02, 2010 11:52 PM

To: O'Toole, Beverly L

Attachments: Separate CEO-Chair proposal (CBIS) REVISED.doc

Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
One New York Plaza
New York, New York 10004

Dear Ms. O'Toole:

Please accept for submission the revised shareholder proposal regarding Separation of Chair and CEO submitted by Christian Brothers Investment Services to Goldman Sachs.

If you have any questions, feel free to contact me.

Thank you,
JULIE TANNER

Julie Tanner
Assistant Director of Socially Responsible Investing
90 Park Avenue - 29th floor
New York, New York 10016-1301
Direct Dial: 212-503-1947
Main: 212-490-0800 ext. 147
Fax: 212-490-6092
jtanner@cbisonline.com
http://www.cbisonline.com

Text of Revised Proposal and Supporting Statement

Separate Chair & CEO

GOLDMAN SACHS

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the board of Directors, wherever possible, to be an independent member of the Board. This policy should be phased in for the next CEO transition. The policy should also specify (a) how to select a new independent Chair if a current Chair ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as Chair.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a Policy Briefing paper "*Chairing the Board,*" arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chair at Northwest Airlines, a Yahoo Director and a member of the Forum.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

An independent Chair also avoids conflicts of interest and improves oversight of risk. Any conflict in this role is reduced by clearly spelling out the different responsibilities of the Chair and CEO.

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions urging separation of CEO and Chair averaged 36.7% support in 2009 at 30 companies, an indication of strong and growing investor support.

Companies are recognizing increasingly that separating the Chair of the Board and Chief Executive Officer (CEO) is a sound corporate governance practice. An independent Chair and vigorous Board can improve focus on important ethical and governance matters, strengthen accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers and the company.

We urge a vote FOR this resolution. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board.

In consideration of the potential disruption of an immediate change, we are not seeking to replace our present CEO as Chair. To foster a simple transition, we are requesting that this policy be phased in and implemented when the next CEO is chosen in the future. When a Board declares their support for this future governance reform, the Board and prospective CEO both will be aware of this change in expectation.

From: O'Toole, Beverly L [Beverly.OToole@gs.com]
Sent: Friday, January 15, 2010 1:03 PM
To: shareholderproposals
Subject: Additional documentation in connection with no-action requests
Importance: High
Attachments: 12-3-09 SEIU Proposal.pdf; Proof of Ownership - SEIU.pdf; Exec Comp Review Panel (Northwest Ethical Investments).pdf; 2009 12-1 FROM Daniel Altschuler Co-Filer.pdf; 2009 12-1 FROM Sisters of Notre Dame De Namur Co-Filer.pdf; 2009 12-1 FROM Sisters of Saint Joseph of Boston Co-Filer.pdf; 2009 12-4 FROM Mennonite Education Agency Co-filer.pdf; 2009 12-4 FROM Mennonite Mutual Aid Co-filer.pdf; Pay Disparity (Benedictine Sisters).pdf; Primary filer - Nathan Cummings.pdf; Co-filer Sisters of St. Francis of Philadelphia.pdf; Co-filer Edward Hazen Foundation.pdf; Co-filer Funding Exchange (REVISED).pdf; Co-filer Mount St Scholastica.pdf; RPCP (AFSCME).pdf; 2009 11-30 FROM Christian Brothers Investment Services re separate chair & CEO.pdf; 2009 12-1 The Needmor Fund - Co-filer.pdf; Separate CEO-Chair (ProxyVote).pdf; Correct Contact Info for Sean O'Ryan.pdf; Special meeting (McRitchie).pdf; Proof of ownership - McRitchie.pdf

As per your request, cover letters with proposals and any additional correspondence with proponent are below. If you have any questions please call me at 212 357 1584.

Letters from SEIU re: Comp as Percentage of Revenues:

Letters from Northwest Ethical Investments (and Co-filers) re: Exec Comp Review Panel:

Letters from Benedictine Sisters and Nathan Cummings Foundation (and Co-filers) re: Pay Disparity:
Letter from AFSCME re: RPCP:
Letters from Christian Brothers Investment Services, Inc. (and Co-filer) re: Separate CEO-Chair:
Letter from ProxyVote, LLC re: Separate CEO-Chair:

Letters from James McRitchie/John Chevedden re: Special meetings:

Thank you,
Beverly O'Toole
Managing Director and Associate General Counsel
Goldman, Sachs & Co.
One New York Plaza
New York, New York 10004
telephone: 212-357-1584
facsimile: 212-428-9103



CBIS

Christian Brothers Investment Services, Inc.

November 30, 2009

John Rogers
DEC 02 2009
Received

Mr. Lloyd C. Blankfein
Chief Executive Officer
Goldman Sachs Group Inc.
85 Broad Street, 30th floor
New York, NY 10004

RE: Resolution for 2010 Annual Shareholder Meeting

Dear Mr. Blankfein:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2010 Annual Meeting of Stockholders of Goldman Sachs Group Inc. A representative of Christian Brothers Investment Services, Inc. (CBIS) will present this resolution to the assembled stockholders.

Also enclosed is certification from our Custodian, BNY Mellon Bank, of our long position of shares and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2010 Meeting.

It is our understanding that this resolution may also be filed by the following: The Congregation of Benedictine Sisters, the Socially Responsible Investment Coalition and possibly others. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution with these groups. The undersigned representative of CBIS has been designated the lead filer and primary contact on this matter. If you have any questions, please feel free to contact me at (212) 503-1947 or by e-mail at jtanner@cbisonline.com.

Sincerely yours,

Julie Tanner
Assistant Director - Socially Responsible Investing

cc: John F.W. Rogers, Secretary to the Board, Goldman Sachs Group Inc.
Gregory K. Palm, Executive V.P., General Counsel and Secretary of the Corporation
Esta E. Stecher, Executive V.P., General Counsel and Secretary of the Corporation
Sr. Susan Mika, OSB, Congregation of Benedictine Sisters, Boerne TX and the Socially Responsible Investment Coalition

New York
90 Park Avenue
29th Floor
New York, NY
10016-1301
Tel: 212-490-0800
Fax: 212-4906092
(800) 592-8890

Chicago
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523-2262
Tel: 630-571-2182
Fax: 630-571-2723
(800) 321-7194

San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA
94111
Tel: 415-623-2080
Fax: 415-623-2070
(800) 754-8177

Web site:
www.cbisonline.com

Separate Chair & CEO
GOLDMAN SACHS

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a Policy Briefing paper *"Chairing the Board,"* arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chair at Northwest Airlines, a Yahoo Director and a member of the Forum.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

An independent Chair also avoids conflicts of interest and improves oversight of risk. Any conflict in this role is reduced by clearly spelling out the different responsibilities of the Chair and CEO.

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions urging separation of CEO and Chair averaged 36.7% support in 2009 at 30 companies, an indication of strong and growing investor support.

Companies are recognizing increasingly that separating the Chair of the Board and Chief Executive Officer (CEO) is a sound corporate governance practice. An independent Chair and vigorous Board can improve focus on important ethical and governance matters, strengthen accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers and the company.

We urge a vote FOR this resolution. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board.

In consideration of the potential disruption of an immediate change, we are not seeking to replace our present CEO as Chair. To foster a simple transition, we are requesting that this policy be phased in and implemented when the next CEO is chosen in the future. When a Board declares their support for this future governance reform, the Board and prospective CEO both will be aware of this change in expectation.



BNY MELLON
ASSET SERVICING

The Bank of New York Mellon

Tuesday, November 24, 2009

Goldman Sachs Group, Inc.
85 Broad Street
New York, New York 10004

To Whom It May Concern:

As of the date of this letter, The Bank of New York Mellon is custodian and holder of record of 59,517 shares of the Goldman Sachs Group,Inc., for Christian Brothers Investment Services, Inc. Christian Brothers Investment Services, Inc. is a beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of at least $2,000.00 of market value of the Goldman Sachs Group, Inc., and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Michael J. Ewedosh
Vice President
The Bank of New York Mellon

THE NEEDMOR FUND

John Rogers
DEC 02 2009
Received

December 1, 2009

Mr. John Roger
Corporate Secretary
The Goldman Sachs Group Inc.
85 Broad Street, 30th floor
New York, NY 10004

Dear Mr. Roger:

The Needmor Fund holds 100 shares of Goldman Sachs stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value and believe that having a separate Chair and CEO is the best way to ensure shareholder value.

Therefore, we are co-filing the enclosed shareholder proposal as a co-filer with Christian Brothers Investment Service as the "primary filer" for inclusion in the 2010 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the requisite number of Goldman Sachs shares and will be pleased to provide proof of ownership upon request. We expect other investors will join us as co-filers.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

We look forward to your response and dialogue in this issue.

Sincerely,



Daniel Stranahan
Chair – Finance Committee

Encl. Timothy Smith, Walden Asset Management (tsmith@bostontrust.com)

The Needmor Fund
c/o Daniel Stranahan
1270 North Wolcott Street
Chicago, IL 60622

The Wealth Management Group
50 South LaSalle Street
Chicago, Illinois 60603
(312) 444-3274



Northern Trust

November 19, 2009

To Whom It May Concern:

The Northern Trust Company acts as Trustee for the Needmor Fund with Boston Trust as the manager for this portfolio.

We are writing to verify that the Needmor Fund currently owns **100** shares of **Goldman Sachs.** We confirm that **Needmor Value Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **Goldman Sachs** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact (name of contact) directly.

Sincerely,

Jean Bianchi

Jean Bianchi
Second Vice President

Separate Chair & CEO
GOLDMAN SACHS

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a Policy Briefing paper *"Chairing the Board,"* arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chair at Northwest Airlines, a Yahoo Director and a member of the Forum.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

An independent Chair also avoids conflicts of interest and improves oversight of risk. Any conflict in this role is reduced by clearly spelling out the different responsibilities of the Chair and CEO.

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions urging separation of CEO and Chair averaged 36.7% support in 2009 at 30 companies, an indication of strong and growing investor support.

Companies are recognizing increasingly that separating the Chair of the Board and Chief Executive Officer (CEO) is a sound corporate governance practice. An independent Chair and vigorous Board can improve focus on important ethical and governance matters, strengthen accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers and the company.

We urge a vote FOR this resolution. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board.

In consideration of the potential disruption of an immediate change, we are not seeking to replace our present CEO as Chair. To foster a simple transition, we are requesting that this policy be phased in and implemented when the next CEO is chosen in the future. When a Board declares their support for this future governance reform, the Board and prospective CEO both will be aware of this change in expectation.

The Goldman Sachs Group, Inc. | One New York Plaza | New York, New York 10004
Tel: 212-902-4762 | Fax: 212-482-3966

Gregory K. Palm
Executive Vice President
and General Counsel

Goldman Sachs

January 11, 2010

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc. – Request to Omit Shareholder Proposal of Christian Brothers Investment Services, Inc. and Co-Filers

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders (together, the "2010 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Christian Brothers Investment Services, Inc., as the primary proponent. The Company also received a letter from The Needmor Fund as a co-filer of the Proposal. The full text of the Proposal is attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2010 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2010 Proxy Materials.

This letter, including Exhibit A, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the primary proponent, the co-filer and Walden Asset Management (at the request of the co-filer) as notification of the Company's intention to omit the Proposal from the 2010 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

*"**RESOLVED:** The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition."*

The supporting statement included in the Proposal is set forth in Exhibit A.

II. Reasons for Omission

The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company would lack the power and authority to implement it.

Pursuant to Rule 14a-8(i)(6), a proposal may be excluded if the Company would lack the power or authority to implement the Proposal. The Proposal, if implemented, would require the Company's Board of Directors (the "Board") to adopt a policy, and amend the Company's Amended and Restated By-laws as necessary, to require that the Chairman be an independent director. The Proposal does not provide the Board with an opportunity or mechanism to cure a situation where the Chairman fails to maintain his or her independence.

The Staff has stated its view that "we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." *Staff Legal Bulletin 14C* (June 29, 2005) ("SLB 14C"). In SLB 14C, the Staff cited its decision in *Allied Waste Industries, Inc.* (Mar. 21, 2005), as an example of a proposal that was properly excluded. In *Allied Waste Industries, Inc.*, the Staff granted no-action relief in respect of a proposal urging the board of directors to amend the company's bylaws to require that an independent director who has not served as the chief executive of the company serve as chairman of the board of directors. In *LSB Bancshares, Inc.* (Feb. 7, 2005) and *Exxon Mobil Corp.* (Mar. 13, 2005), the Staff concurred in the exclusion of proposals urging a board of directors to amend the company's bylaws to require that an independent director serve as chairman of the board and that the chairman shall not concurrently serve as the chief executive officer. *See also NSTAR* (Dec. 15, 2007) (permitting exclusion under Rule 14a-8(i)(6) of a proposal that an independent trustee serve as chair of the board); *Verizon Communications Inc.* (Feb. 8, 2007) (permitting exclusion under Rule 14a-8(i)(6) of a proposal to amend the bylaws to require an independent director to serve as chairman of the board).

The proposals at issue in these letters were virtually identical to the Proposal, and these letters support the conclusion that the Proposal may be omitted under Rule 14a-8(i)(6). The absence of any opportunity or mechanism to cure a violation of the standard in the Proposal makes it easily distinguishable from those cited by the Staff in SLB 14C as proposals that should not be excluded from proxy materials. In *The Walt Disney Co.* (Nov. 24, 2004), the shareholder proposal urged the board of directors to amend its Corporate Governance Guidelines to set a policy that the chairman of the board be an independent member, "except in rare and explicitly spelled out, extraordinary circumstances." In *Merck & Co.* (Dec. 29, 2004), the Staff denied no-action relief in respect of a proposal requesting the board of directors establish a policy of separating the positions of chairman and chief executive officer, "whenever possible," to permit an independent director to serve as chairman. In SLB 14C, the Staff observed that "if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal and we, therefore, do not permit the company to exclude the proposal under rule 14a-8(i)(6)." The Proposal is therefore distinguishable from the foregoing letters because those proposals included qualifying language that either did not require independence at all times or provided the Company with an opportunity to cure the loss of independence.

Based on the foregoing, the Company believes that the Proposal is excludable under Rule 14a-8(i)(6). The Company cannot guarantee that an independent director would be willing to serve as Chairman and remain independent at all times while serving as the Chairman. Accordingly, the Company lacks the power to implement the Proposal. We respectfully request that the Staff confirm it will not recommend enforcement action if the Company omits the Proposal from the 2010 Proxy Materials.

Should you have any questions or if you would like any additional information regarding the foregoing, please contact Beverly L. O'Toole (212-357-1584) or the undersigned (212-902-4762). Thank you for your attention to this matter.

Very truly yours,



Gregory K. Palm

Attachment

cc: Julie Tanner, the Christian Brothers Investment Services, Inc. (w/attachment)
Daniel Stranahan, The Needmor Fund (w/attachment)
Timothy Smith, Walden Asset Management (w/attachment)

Exhibit A

Text of Proposal and Supporting Statement

Separate Chair & CEO
GOLDMAN SACHS

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board. This policy should be phased in for the next CEO transition.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Numerous institutional investors recommend separation. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

In 2009, Yale University's Millstein Center for Corporate Governance and Performance published a Policy Briefing paper "*Chairing the Board,*" arguing the case for a separate, independent Board Chair.

The report was prepared in conjunction with the "Chairmen's Forum" composed of a group of Directors. "A separate CEO and Chairman should improve corporate performance and lead to more competitive compensation practices," said Gary Wilson, former Chair at Northwest Airlines, a Yahoo Director and a member of the Forum.

The report stated that chairing and overseeing the Board is a time intensive responsibility and that a separate Chair leaves the CEO free to manage the company and build effective business strategies.

An independent Chair also avoids conflicts of interest and improves oversight of risk. Any conflict in this role is reduced by clearly spelling out the different responsibilities of the Chair and CEO.

Many companies have independent Chairs; by 2008 close to 39% of the S&P 500 companies had boards that were not chaired by their chief executive. An independent Chair is the prevailing practice in the United Kingdom and many international markets.

Shareholder resolutions urging separation of CEO and Chair averaged 36.7% support in 2009 at 30 companies, an indication of strong and growing investor support.

Companies are recognizing increasingly that separating the Chair of the Board and Chief Executive Officer (CEO) is a sound corporate governance practice. An independent Chair and vigorous Board can improve focus on important ethical and governance matters, strengthen accountability to shareowners and help forge long-term business strategies that best serve the interests of shareholders, consumers and the company.

We urge a vote FOR this resolution. An independent Chair can enhance investor confidence in our Company and strengthen the integrity of the Board.

In consideration of the potential disruption of an immediate change, we are not seeking to replace our present CEO as Chair. To foster a simple transition, we are requesting that this policy be phased in and implemented when the next CEO is chosen in the future. When a Board declares their support for this future governance reform, the Board and prospective CEO both will be aware of this change in expectation.